AM
3·1·2004

[redacted]

04002164

CM

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 23 2004
WASH, D.C. 158

SECUI ... IMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- [redacted] |

27641

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 12st Street
(No. and Street)

Milwaukee (City) | WI (State) | 53226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Shier | 414-475-0350 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400 (Address) | Milwaukee (City) | WI (State) | 53214 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Victor Shier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victor A. Shier
Signature

Vice President
Title

Terry Pkutz My Commission Expires 7/5/06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EQUABLE SECURITIES CORPORATION

(A Wholly-Owned subsidiary of
Equity Enterprises, Inc.)

Brookfield, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2003 and 2002

# EQUABLE SECURITIES CORPORATION

(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equable Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying statements of financial condition of Equable Securities Corporation as of December 31, 2003 and 2002 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equable Securities Corporation as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 29, 2004

## EQUABLE SECURITIES CORPORATION
(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

### *ASSETS*

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **CURRENT ASSETS** | | | | |
| Cash | $ | 571,677 | $ | 582,672 |
| Commissions receivable | | 29,696 | | 1,849 |
| Other receivables | | 1,125 | | 1,190 |
| Prepaid expenses | | 7,770 | | 22,054 |
| Related party receivable | | - | | 3,100 |
| Total Current Assets | | 610,268 | | 610,865 |
| **PROPERTY AND EQUIPMENT** | | 21,438 | | 36,322 |
| **TOTAL ASSETS** | $ | 631,706 | $ | 647,187 |

### *LIABILITIES AND STOCKHOLDERS' EQUITY*

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **CURRENT LIABILITIES** | | | | |
| Accounts payable | $ | 5,378 | $ | 4,122 |
| Accrued expenses | | 142,685 | | 139,474 |
| Payable to affiliate | | 21,148 | | 45,440 |
| Income taxes payable | | 1,630 | | 7,850 |
| Total Current Liabilities | | 170,841 | | 196,886 |
| **LONG-TERM LIABILITIES** | | | | |
| Deferred income taxes | | 4,200 | | 4,200 |
| Total Liabilities | | 175,041 | | 201,086 |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, $1 par value per share<br>50,000 shares authorized<br>16,000 shares issued and outstanding | | 16,000 | | 16,000 |
| Retained earnings | | 440,665 | | 430,101 |
| Total Stockholders' Equity | | 456,665 | | 446,101 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 631,706 | $ | 647,187 |

See accompanying notes to financial statements.

## EQUABLE SECURITIES CORPORATION

(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **COMMISSION INCOME** | $ 2,645,921 | $ 3,230,984 |
| **COMMISSION EXPENSE** | 1,484,297 | 1,806,513 |
| Gross Profit | 1,161,624 | 1,424,471 |
| **SELLING AND ADMINISTRATIVE EXPENSES** | | |
| Selling and administrative expenses | 774,856 | 989,628 |
| Management fees | 306,211 | 389,314 |
| Occupancy expense | 94,768 | 96,820 |
| Depreciation expense | 14,547 | 17,571 |
| Total Operating Expenses | 1,190,382 | 1,493,333 |
| Operating Loss | (28,758) | (68,862) |
| **OTHER INCOME** | | |
| Interest Income | 2,734 | 7,089 |
| Other income | 36,198 | 79,515 |
| Income Before Taxes | 10,174 | 17,742 |
| **PROVISION FOR (BENEFIT FROM) INCOME TAXES** | (390) | (2,525) |
| **NET INCOME** | 10,564 | 20,267 |
| RETAINED EARNINGS - Beginning of Year | 430,101 | 409,834 |
| **RETAINED EARNINGS - END OF YEAR** | $ 440,665 | $ 430,101 |

See accompanying notes to financial statements.

## EQUABLE SECURITIES CORPORATION

(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 10,564 | $ 20,267 |
| Adjustments to reconcile net income to net cash flows from operating activities | | |
| Depreciation | 14,884 | 17,571 |
| Deferred income taxes | - | (7,300) |
| Changes in assets and liabilities | | |
| Commissions receivable | (27,847) | 163 |
| Other receivable | 65 | (286) |
| Prepaid expenses | 14,284 | 1,273 |
| Income tax refund receivable | - | 3,100 |
| Related party receivable | 3,100 | (3,100) |
| Accounts payable | 1,256 | (11,966) |
| Accrued expenses | 3,211 | (46,972) |
| Income taxes payable | (6,220) | 7,850 |
| Payable to affiliate | (24,292) | 31,418 |
| Net Cash Flows from Operating Activities | (10,995) | 12,018 |
| **Net Change in Cash and Cash Equivalents** | (10,995) | 12,018 |
| CASH - Beginning of Year | 582,672 | 570,654 |
| **CASH - END OF YEAR** | $ 571,677 | $ 582,672 |
| Supplemental cash flow disclosures | | |
| Cash paid (refunded) for income taxes | $ 5,830 | $ (3,075) |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Operations*

Equable Securities Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin corporation formed on March 2, 1977 that deals in mutual funds and variable annuity investments with investment companies throughout the United States on behalf of customers in Southern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc.

*Cash and Cash Equivalents*

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. At December 31, 2003 and 2002, the Company had bank deposits in excess of federally insured limits by approximately $472,000 and $483,000, respectively.

*Reserves and Custody of Securities*

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

*Commissions Receivable*

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. For both December 31, 2003 and 2002, no allowance for doubtful accounts is provided as all receivables are considered collectible.

*Commission Revenue*

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

*Property and Equipment*

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation of property and equipment is computed using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. The useful lives of property and equipment for purposes of computing depreciation are:

| | Years |
|---|---|
| Leasehold improvements | 31 - 40 |
| Office furniture and equipment | 5 - 7 |

The major categories of property and equipment at December 31 are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Leasehold improvements | $ 18,030 | $ 18,030 |
| Office furniture and equipment | 179,768 | 179,768 |
| Total Property and Equipment | 197,798 | 197,798 |
| Less: Accumulated depreciation | (176,360) | (161,476) |
| Net Property and Equipment | $ 21,438 | $ 36,322 |

*Advertising*

Advertising costs are charged to operations when incurred. Advertising expense was $7,007 and $5,394 for the years ended December 31, 2003 and 2002, respectively.

*Impairment of Long-Lived Assets*

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

*Income Taxes*

The taxable income of the Company is included in the consolidated federal income tax return of its parent company. The parent company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

*Income Taxes (continued)*

Deferred income taxes are provided on timing differences between financial statement and taxable income. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002, the Company had net capital of $427,104 and $387,404, respectively, and net capital requirements of $50,000 each year. The Company's ratio of aggregate indebtedness to net capital for December 31, 2003 and 2002 was 0.4 to 1 and 0.5 to 1, respectively.

## NOTE 3 - Related Party Transactions

Equable Securities Corporation shares office space with its parent company under a month-to-month lease arrangement with the parent company's sole shareholder. Total lease expense was $74,097 and $74,100 for the years ended December 31, 2003 and 2002, respectively.

Common occupancy expenses and administrative expense are allocated between the Company and its parent based upon cumulative net commission income.

The Company also has a management agreement with the parent company. Under this agreement, the Company is provided certain management and administrative services by personnel of the parent company. During the term of the agreement, the parent will receive a monthly management fee equal to 12% of the Company's gross revenues for the previous month.

## NOTE 4 - 401(K) Plan

The Company's parent, Equity Enterprises, Inc. has adopted a 401(k) Profit Sharing Plan and Trust for the benefit of its employees and the employees of the Equable Securities Corporation. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee contributions of up to 12% of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. Employer contributions for the years ended December 31, 2003 and 2002, were $41,944 and $57,076, respectively.

## NOTE 5 - Pension Plan

The Company's parent, Equity Enterprises, Inc. has adopted a Money Purchase Pension Plan and Trust for the benefit of its employees and the employees of the Equable Securities Corporation. The Plan covers all employees who have attained twenty-one years of age and have completed one year of service. Contributions are made by the employer annually equal to 6% of eligible employee compensation. Employer contributions for the years ended December 31, 2003 and 2002, were $87,066 and $105,782, respectively.

## NOTE 6 - Balance Sheet Risk

*Customer Transactions*

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

*Cash Balance*

The company maintains its cash balances primarily in an area. Cash balances are insured up to $100,000 per bank by the FDIC. The Company has cash balances on deposit with a bank at December 31, 2003 and 2002 that exceeded the FDIC insured amounts by $472,000 and $483,000, respectively.

## NOTE 7 - Income Taxes

The Company records deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes.

**NOTE 7 - Income Taxes** (cont.)

The provision for income taxes consists of the following components:

| | 2003 | 2002 |
|---|---|---|
| Current expense | $ (390) | $ 4,775 |
| Deferred tax expense | - | (7,300) |
| Total Provision for (benefit from) Income Taxes | $ (390) | $ (2,525) |

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation for income tax purposes.

# SUPPLEMENTAL INFORMATION

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

Board of Directors
Equable Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying financial statements of Equable Securities Corporation (a wholly-owned subsidiary of Equity Enterprises, Inc.) as of and for the years ended December 31, 2003 and 2002 and have issued our reports thereon dated January 29, 2004 and January 30, 2003, respectively. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 29, 2004

## EQUABLE SECURITIES CORPORATION

(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable | $ 5,378 | $ 4,122 |
| Accrued expenses | 142,685 | 139,474 |
| Payable to affiliate | 21,148 | 45,440 |
| Income taxes payable | 1,630 | 7,850 |
| Deferred income taxes | 4,200 | 4,200 |
| Total Aggregate Indebtedness | $ 175,041 | $ 201,086 |
| Minimum required net capital (based on aggregate indebtedness) | $ 11,669 | $ 13,406 |
| **NET CAPITAL** | | |
| Stockholder's equity | $ 456,665 | $ 446,101 |
| Add: | | |
| Deferred tax liability related to property and equipment not allowable for net capital purposes | 4,200 | 4,200 |
| Deductions: | | |
| Non-allowable accounts receivable | (3,428) | (231) |
| Other assets | (8,895) | (26,344) |
| Net property and equipment | (21,438) | (36,322) |
| Net Capital | 427,104 | 387,404 |
| Net capital requirement (Minimum) | 50,000 | 50,000 |
| Capital in excess of minimum requirement | $ 377,104 | $ 337,404 |
| Ratio of aggregate indebtedness to net capital | 0.4 to 1 | 0.5 to 1 |

## EQUABLE SECURITIES CORPORATION

(A Wholly-owned subsidiary of Equity Enterprises, Inc.)

SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2003 and 2002 | $ 175,041 | $ 201,086 |
| Aggregate indebtedness as computed in Schedule I | $ 175,041 | $ 201,086 |
| **NET CAPITAL** | | |
| Net capital as reported by the registrant in Part IIa of Form x-17A-5 as of December 31, 2003 and 2002 | $ 422,904 | $ 383,204 |
| Add (deduct) reconciling items: | | |
| Deferred tax liability relating to property and equipment not allowable for net capital purposes | 4,200 | 4,200 |
| Net Capital as computed on Schedule I | $ 427,104 | $ 387,404 |

Virchow Krause & company

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Equable Securities Corporation
Milwaukee, Wisconsin

In planning and performing our audits of the financial statements and supplemental schedules of Equable Securities Corporation (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 29, 2004